

Mail Stop 4561

July 21, 2017

Jeffrey Sherman
Chief Financial Officer
HMS Holdings Corp.
5615 High Point Drive
Irving, TX 75038

> **Re:** **HMS Holdings Corp.**
> **Form 10K for the Fiscal Year Ended December 31, 2016**
> **Filed June 6, 2017**
> **Form 8-K**
> **Furnished May 10, 2017**
> **File No. 000-50194**

Dear Mr. Sherman:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Notes to the Consolidated Financial Statements

Note 1(b) Summary of Significant Accounting Policies

(xiv) Stock-Based Compensation, page 110

1. Please explain why you believe the straight-line method is appropriate to recognize the compensation costs associated with performance-based awards subject to market conditions. Also tell us whether you used the accelerated method or straight-line method to recognize the compensation costs associated with your awards subject to both performance and service-based vesting conditions. Refer to ASC 718-10-35-8.

Form 8-K Furnished on May 10, 2017

2.   Please revise your future earnings releases to ensure your GAAP <u>diluted</u> EPS precedes your Adjusted EPS per diluted share in the highlights on the top of page 1. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mengyao Lu, Staff Accountant at (202) 551-7271 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

                                Sincerely,

                                /s/ Craig D. Wilson

                                Craig D. Wilson
                                Sr. Asst. Chief Accountant
                                Office of Information Technologies
                                and Services